# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mountain Lake Acquisition Corp. II, CIK 0002094265
CUSIP: G6301L109
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 930 Tahoe Blvd STE 802 PMB 45, Incline Village, Nevada (NV), 89451
Date of event which requires filing of this statement: 01/28/2026
Filed by CIK 0002095442
Persons authorized to receive notices and communications: Paul Grinberg, 930 Tahoe Blvd STE 802 PMB 45, Incline Village, Nevada (NV), 89451, (775) 204-1489

## Reporting persons
- Mountain Lake Acquisition Sponsor II LLC (CIK 0002095442): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 12,516,000; shared voting power 0; sole dispositive power 12,516,000; shared dispositive power 0; aggregate amount beneficially owned 12,516,000 (25.6% of the class)
  Comment: (1) Includes 510,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 12,006,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares") which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-291833). Of the 12,006,000 Class B Ordinary Shares held, up to 6,000 shares are subject to forfeiture in the event that the underwriter in the Issuer's initial public offering does not fully exercise its over-allotment option. The 510,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-half of one warrant, each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between Mountain Lake Acquisition Sponsor II LLC (the "Sponsor") and the Issuer. Paul Grinberg and Douglas Horlick, as the managing members of the Sponsor share voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Each such person disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
- Paul Grinberg (CIK 0001303829): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 12,516,000; sole dispositive power 0; shared dispositive power 12,516,000; aggregate amount beneficially owned 12,516,000 (25.6% of the class)
  Comment: (1) Includes 510,000 of the Issuer's Class A Ordinary Shares and 12,006,000 of the Issuer's Class B Ordinary Shares which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-291833). Of the 12,006,000 Class B Ordinary Shares held, up to 6,000 shares are subject to forfeiture in the event that the underwriter in the Issuer's initial public offering does not fully exercise its over-allotment option. The 510,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-half of one warrant, each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Sponsor and the Issuer. Paul Grinberg and Douglas Horlick, as the managing members of the Sponsor share voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Each such person disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
- Douglas Horlick (CIK 0001844909): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 12,516,000; sole dispositive power 0; shared dispositive power 12,516,000; aggregate amount beneficially owned 12,516,000 (25.6% of the class)
  Comment: (1) Includes 510,000 of the Issuer's Class A Ordinary Shares and 12,006,000 of the Issuer's Class B Ordinary Shares which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-291833). Of the 12,006,000 Class B Ordinary Shares held, up to 6,000 shares are subject to forfeiture in the event that the underwriter in the Issuer's initial public offering does not fully exercise its over-allotment option. The 510,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-half of one warrant, each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Sponsor and the Issuer. Paul Grinberg and Douglas Horlick, as the managing members of the Sponsor share voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. Paul Grinberg and Douglas Horlick disclaim any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Mountain Lake Acquisition Corp. II
Address of issuer's principal executive offices: 930 Tahoe Blvd STE 802 PMB 45, Incline Village, Nevada (NV), 89451

## Item 2. Identity and Background
Name of person filing: (a) This statement is filed by: (i) the Sponsor, which is the holder of record of approximately 25.6% of the issued and outstanding Ordinary Shares (48,986,000) based on the number of Class A Ordinary Shares (36,980,000) and Class B Ordinary Shares (12,006,000) outstanding as of January 30, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on January 30, 2026; (ii) Paul Grinberg, the Chief Executive Officer and Chairman of the Board of Directors of the Issuer and a managing member of the Sponsor and (iii) Douglas Horlick, the Chief Financial Officer of the Issuer and a managing member of the Sponsor. Of the 12,006,000 Class B Ordinary Shares held, up to 6,000 shares are subject to forfeiture in the event that the underwriter in the Issuer's initial public offering does not fully exercise its over-allotment option. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The address of the principal business and principal office of each of the Sponsor, Paul Grinberg and Douglas Horlick is 930 Tahoe Blvd STE 802 PMB 45, Incline Village, NV 89451.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's Sponsor. Mr. Grinberg serves as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer and Mr. Horlick serves as the Chief Financial Officer of the Issuer. Mr. Grinberg and Mr. Horlick serve as the managing members of the Sponsor.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Sponsor is a Delaware limited liability company. Mr. Grinberg and Mr. Horlick are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $5,125,000. The source of these funds was the working capital of the Sponsor.

## Item 4. Purpose of Transaction
Purpose of transaction: In connection with the organization of the Issuer, on October 23, 2025, 10,005,000 Class B Ordinary Shares (the "Founder Shares") were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated as of October 23, 2025, by and between the Sponsor and the Issuer (the "Founder Share Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. In January 2026, the Issuer effected a share capitalization, resulting in the Sponsor holding an aggregate of 12,006,000 Founder Shares. Of the 12,006,000 Class B Ordinary Shares held, up to 6,000 shares are subject to forfeiture in the event that the underwriter in the Issuer's initial public offering does not fully exercise its over-allotment option. On January 28, 2026, simultaneously with the consummation of the Issuer's Initial Public Offering (the "IPO"), the Sponsor purchased 510,000 units ("Placement Units") of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated as of January 26, 2026, by and between the Issuer and the Sponsor (the "Placement Units Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Ordinary Share and one-half of a warrant, with each whole warrant exercisable into one Class A ordinary share at an exercise price of $11.50, subject to adjustment, commencing 30 days following the consummation of the Issuer's initial business combination (as described more fully in the Issuer's Final Prospectus dated January 26, 2026). The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of Class A and Class B Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 48,986,000 Ordinary Shares, including 36,980,000 Class A Ordinary Shares and 12,006,000 Class B Ordinary Shares outstanding as of January 28, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on January 30, 2026) are as follows:

Sponsor: Amount beneficially owned: 12,516,000 and Percentage: 25.6%;

Paul Grinberg: Amount beneficially owned: 12,516,000 and Percentage: 25.6%.; and

Douglas Horlick: Amount beneficially owned: 12,516,000 and Percentage: 25.6%
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate number and percentage of Class A and Class B Ordinary Shares beneficially owned by the Reporting Persons ((on the basis of a total of 48,986,000 Ordinary Shares, including 36,980,000 Class A Ordinary Shares and 12,006,000 Class B Ordinary Shares outstanding as of January 28, 2026, as reported by the Issuer in its Current Report on Form 8-K,filed by the Issuer with the SEC on January 30, 2026) are as follows:

(x) Sponsor: Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 12,516,000

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 12,516,000

iv. Shared power to dispose or to direct the disposition of: 0

(y) Paul Grinberg: Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 12,516,000

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 12,516,000

(z) Douglas Horlick: Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 12,516,000

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 12,516,000

Paul Grinberg and Douglas Horlick, as the managing members of Mountain Lake Acquisition Sponsor II LLC, share voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Each such person disclaims any beneficial ownership of the reported securities held by the Sponsor other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Founder Share Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on October 23, 2026,10,005,000 Class B Ordinary Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Founder Share Purchase Agreement.

The description of the Founder Share Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.8 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on November 26, 2025 (and is incorporated by reference herein as Exhibit 10.1).

In January 2026, the Issuer effected a share capitalization resulting in the Sponsor holding an aggregate of 12,006,000 Founder Shares. Of the 12,006,000 Class B Ordinary Shares held, up to 6,000 shares are subject to forfeiture in the event that the underwriter in the Issuer's initial public offering does not fully exercise its over-allotment option

Placement Units Purchase Agreement between the Issuer and Sponsor

On January 26, 2026, simultaneously with the consummation of the IPO, the Sponsor purchased 510,000 Placement Units pursuant to the Placement Units Purchase Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Placement Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter (as defined below).

The description of the Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 30, 2026 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On January 26, 2026, in connection with the IPO, the Issuer, the Sponsor, Paul Grinberg, Douglas Horlick and certain other parties thereto entered into a letter agreement (the "Insider Letter"). Pursuant to the Insider Letter, the Sponsor, Mr. Grinberg and Mr. Horlick agreed (A) to vote all Founder Shares, and any Class A Ordinary Shares owned by it, him or her in favor of any proposed business combination, except that it or he shall not vote any Class A Ordinary Shares that it or he purchased after the Issuer publicly announces its intention to engage in such proposed business combination for or against such proposed business combination, and (B) not redeem any Class A Ordinary Shares owned by it, him or her in connection with such shareholder approval and (C) not to propose an amendment to the Issuer's Memorandum and Articles not for the purposes of approving, or in conjunction with the consummation of, a Business Combination (i) to modify the substance or timing of the Issuer's obligation to allow redemption in connection with a Business Combination within 24 months from the completion of the IPO, or such earlier date as the Issuer's board of directors may approve, or such later date as the Issuer's shareholders may approve, in each case in accordance with the Issuer's amended and restated memorandum and articles of association, as may be amended from time to time (the "Completion Window"), or (ii) with respect to any other material provisions relating to the opportunity to redeem the Class A Ordinary Shares sold as part of the Units in the initial public offering (the "Offering Shares") upon effectiveness of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer's trust account set up in connection with the IPO (the "Trust Account") and (D) not be entitled to rights liquidating distributions from the Trust Account with respect to any Founder Shares or Private Placement Units held by it, him or her if the Issuer fails to complete a Business Combination within the Completion Window, although it, he or she will be entitled to liquidating distributions from the Trust Account with respect to any Offering Shares it, he or she holds if the Company fails to complete a Business Combination within the prescribed time frame, and will not be entitled to (i) redemption rights with respect to any Founder Shares and Class A Ordinary Shares held by it, him or her, in connection with the consummation of a Business Combination or (ii) redemption rights with respect to Founder Shares and Class A Ordinary Shares held by it, him or her in connection with a shareholder vote to amend the Memorandum and Articles. The Sponsor (which for purposes of clarification shall not extend to any officer, member or manager of the Sponsor) also agreed that, in the event of the liquidation of the Trust Account of the Issuer, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened, or any claim whatsoever) to which the Issuer may become subject to as a result of any claim by (i) any third party (other than the Issuer's independent public accountants) for services rendered or products sold to the Company or (ii) to a prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a "Target"), provided, however, that such indemnification of the Issuer to the Sponsor shall apply only to the extent necessary to ensure that such claims by a third party for services rendered (other than the Issuer's independent public accountants) or products sold to the Issuer or a Target do not reduce the amount of funds in the Trust Account to below (i) $10.00 per share of the Offering Shares or (ii) such lesser amount per share of the Offering Shares held in the Trust Account as of the date of the liquidation of the Trust Account and net of taxes payable, except as to any claims by a third party or Target that executed an agreement waiving claims against and all rights to seek access to the Trust Account whether or not such agreement is enforceable.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on January 30, 2026 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On January 26, 2026, in connection with the IPO, the Issuer, the Sponsor and other security holders entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights, which will be subject to customary conditions and limitations.

The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on January 30, 2026 (and is incorporated by reference herein as Exhibit 10.4).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Securities Subscription Agreement, dated as of October 23, 2025 by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on November 26, 2025).

Exhibit 10.2 - Private Placement Units Purchase Agreement, dated as of January 26, 2026, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 30, 2026).

Exhibit - 10.3 Letter Agreement, dated as of January 26, 2026, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 30, 2026).

Exhibit - 10.4 Registration Rights Agreement, dated as of January 26, 2026, by and among the Issuer, the Sponsor and other security holders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 30, 2026).

Exhibit - 99.1 Joint Filing Agreement, February 4, 2026 by and among the Reporting Persons.

## Signatures
- Mountain Lake Acquisition Sponsor II LLC: /s/ Paul Grinberg, Paul Grinberg/Authorized Person (02/04/2026)
- Paul Grinberg: /s/ Paul Grinberg, Paul Grinberg (02/04/2026)
- Douglas Horlick: /s/ Douglas Horlick, Douglas Horlick (02/04/2026)